VIA EDGAR

March 17, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention: Loan Lauren Nguyen and Kevin Dougherty

RE:	Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 20, 2020
File No. 001-04221

Ladies and Gentlemen:

Helmerich & Payne, Inc., a Delaware company (the “Company”), hereby responds to the comment (the “Comment”) of the staff (the “Staff”) set forth in the Staff’s letter dated March 4, 2021 (the “Comment Letter”) in relation to the above-referenced Form 10-K. Set forth below in this letter is the Company’s response to the Comment raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the Comment.

Form 10-K for Fiscal Year Ended September 30, 2020

General

1.	We note that your forum selection provision in your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action;” provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Helmerich & Payne, Inc. | 1437 S. Boulder Avenue | Suite 1400

Tulsa, Oklahoma 74119 | 918.742.5531 | hpinc.com

Response:

We acknowledge the Staff’s Comment and respectfully advise the Staff that the Company’s exclusive forum provision is not intended to apply to actions arising under either the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, further to discussions between the Staff and Company’s counsel, we respectfully advise the Staff that the Company will inform stockholders of the effects of our exclusive forum provision in future filings of the Company’s Annual Report on Form 10-K by adding a description of the exclusive forum provision to the “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” exhibit, including that this provision is not intended to apply to actions arising under either the Securities Act or the Exchange Act.

Please contact the undersigned at (918) 588-2622 should you require further information or have any questions.

Very truly yours,

/s/	Mark W. Smith
Mark W. Smith
Senior Vice President and Chief Financial Officer
Helmerich & Payne, Inc.

cc:	Pankaj Sinha
Ryan Adams
Skadden, Arps, Slate, Meagher & Flom, LLP